Exhibit 99(a)(5)(vi)

SurModics Announces Final Results of its Modified Dutch Tender Offer

EDEN PRAIRIE, Minn – (BUSINESS WIRE) – September 11, 2012 – SurModics, Inc. (Nasdaq:SRDX), a leading provider of surface modification and in vitro diagnostic technologies to the healthcare industries, today announced the final results of its modified Dutch auction tender offer for up to $55.0 million in value of its common stock, which expired at 5:00 p.m., New York City time, on Wednesday, September 5, 2012. In accordance with the terms and conditions of the tender offer, SurModics has accepted for purchase 2,894,736 shares of its common stock at a price of $19.00 per share, for an aggregate cost of $55 million, excluding fees and expenses relating to the tender offer. These shares represent approximately 16.5% of SurModics’ currently outstanding common stock.

Based on the final count by American Stock Transfer & Trust Company, LLC, the Depositary for the tender offer, approximately 2.93 million shares of SurModics’ common stock were properly tendered and not properly withdrawn at or below the purchase price of $19.00 per share. Since the offer was oversubscribed, the number of shares that SurModics will purchase from each tendering shareholder will be pro-rated. Based upon the number of shares tendered, the proration factor will be approximately 98.7%.

The Depositary will promptly issue payment for the shares accepted for purchase in accordance with the terms and conditions of the Offer. Shares tendered and not accepted for purchase will be returned promptly to shareholders by the Depositary.

As a result of the settlement of the tender offer, SurModics has 14.65 million shares of common stock outstanding.

Shareholders who have questions may call Citigroup Global Markets Inc., the dealer-manager for the Offer, at 800-531-8365, or MacKenzie Partners, Inc., the information agent for the Offer, at 800-322-2885.

About SurModics, Inc.

SurModics’ mission is to exceed our customers’ expectations and enhance the well-being of patients by providing the world’s foremost, innovative surface modification technologies and in vitro diagnostic chemical components. The Company partners with the world’s leading and emerging medical device, diagnostic and life science companies to develop and commercialize innovative products designed to improve patient diagnosis and treatment. Core offerings include surface modification coating technologies that impart lubricity, prohealing, and biocompatibility capabilities; and components for in vitro diagnostic test kits and microarrays. SurModics is headquartered in Eden Prairie, Minnesota.

CONTACT:

SurModics, Inc.

Tim Arens, 952-500-7000

Vice President of Finance and interim Chief Financial Officer

- # # # -